SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 9)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d — 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
SUNAIR SERVICES CORPORATION
(Name of Issuer)
Common Stock, par value $.10 per share
(Title of Class of Securities)
867017105
(CUSIP Number)
David Ristaino, Esq.
Akerman Senterfitt
Las Olas Center II, Suite 1600
350 East Las Olas Blvd.
Fort Lauderdale, FL 33301
Tel. No.: (954) 463-2700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 16, 2009
(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No.	867017105	Page	2	of	9

1	NAMES OF REPORTING PERSONS COCONUT PALM CAPITAL INVESTORS II, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	867017105	Page	3	of	9

1	NAMES OF REPORTING PERSONS COCONUT PALM CAPITAL INVESTORS II, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	867017105	Page	4	of	9

1	NAMES OF REPORTING PERSONS RICHARD C. ROCHON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	867017105	Page	5	of	9

1	NAMES OF REPORTING PERSONS MARIO B. FERRARI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	867017105	Page	6	of	9
This Amendment No. 9 to Schedule 13D (this “Amendment”) amends the joint filing made by Coconut Palm Capital Investors II, Ltd., Coconut Palm Capital Investors II, Inc., Richard C. Rochon and Mario B. Ferrari (collectively, the “Original Reporting Persons”) on Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2004, as amended on February 18, 2005, November 10, 2005, March 1, 2006, April 11, 2006, April 26, 2006, May 17, 2006, October 31, 2006 and January 7, 2007 by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.
ITEM 2. PURPOSE OF THE TRANSACTION
Item 2(b) is hereby amended and restated as follows:
(b) The residence or principal business office addresses of each of the Reporting persons and present principal occupation or employment is as follows:
Coconut Palm:
1350 E. Newport Drive, Ste. 201
Deerfield Beach, FL 33442
Coconut Palm Inc. is the general partner of Coconut Palm.
Coconut Palm Inc.:
Coconut Palm Capital Investors II, Inc.
c/o Coconut Palm Capital Investors II, Ltd.
1350 E. Newport Drive, Ste. 201
Deerfield Beach, FL 33442
Mr. Ferrari is 1 of 2 directors and the Vice President of Coconut Palm Inc.
Mr. Rochon is the sole shareholder, 1 of 2 directors and the President of Coconut Palm Inc.
Richard C. Rochon
c/o Coconut Palm Capital Investors II, Ltd.
1350 E. Newport Drive, Ste. 201
Deerfield Beach, FL 33442
Mr. Rochon is a business consultant and investor.
Mario B. Ferrari
c/o Coconut Palm Capital Investors II, Ltd.
1350 E. Newport Drive, Ste. 201
Deerfield Beach, FL 33442
Mr. Ferrari is a business consultant and investor.
ITEM 4. PURPOSE OF THE TRANSACTION
Item 4 is hereby amended by adding the following at the end thereof:
On September 28, 2009, Sunair Services Corporation (the “Company”), Massey Services, Inc. (“Massey) and Buyer Acquisition Company, Inc., a wholly-owned subsidiary of Massey (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub would be merged with and into the Company, the Company would become a wholly-owned subsidiary of Massey (the “Merger”), and all outstanding shares of common stock of the Company (other than shares held by the Massey, Merger Sub or their affiliates) will be converted into the right to receive an amount per share in cash of $2.75.

CUSIP No.	867017105	Page	7	of	9
On December 14, 2009, the shareholders of the Company approved the Merger Agreement, and on December 16, 2009, Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Massey. At the effective time of the Merger, each share of Common Stock issued and outstanding and held by each of the Reporting Persons was converted into the right to receive $2.75 per share in cash. At the effective time, all outstanding options to purchase shares of Common Stock were cancelled and were converted into the right to receive a cash payment equal to the excess, if any of $2.75 per share in cash over the exercise price per share of the option, multiplied by the number of shares subject to the applicable option, whether or not exercisable. Coconut Palm held 71,000 shares of Common Stock directly. Mr. Rochon and Mr. Ferrari each held options to purchase an aggregate of 20,000 shares of Common Stock, 10,000 of which had an exercise price of less than $2.75 per share.
As a result of the Merger, the Company became a privately held company and ceased trading on the American Stock Exchange (“Amex”). Following the effective time, Amex filed a Form 25 with the Securities and Exchange Commission to delist the Common Stock from AMEX.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 is hereby amended and restated in its entirety as follows:
As of December 16, 2009:
(a)	The Reporting Persons do not own any shares of Common Stock.

(b)	The Reporting Persons do not own any shares of Common Stock.

(c)	Except as described herein, none of the Reporting Persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)	Not applicable.

(e)	The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock on December 15, 2009.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 is hereby amended by adding the following at the end thereof:
The information set forth in Item 4 of this Amendment is hereby incorporated by reference herein.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.
2.1	Agreement and Plan of Merger, dated as of September 28, 2009, among Sunair Services Corporation, Massey Services, Inc. and Buyer Acquisition Company, Inc. (incorporated by reference to Exhibit A in the Company’s definitive proxy statement filed with the SEC on November 20, 2009)

99.1	Joint Filing Agreement dated December 16, 2009 between Coconut Palm Investors II, Ltd., Coconut PalmCapital Investors II, Inc., Richard C. Rochon and Mario B. Ferrari*

*	Filed herewith

CUSIP No.	867017105	Page	8	of	9
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: December 16, 2009

COCONUT PALM CAPITAL INVESTORS II, LTD.
By:	Coconut Palm Capital Investors II, Inc., as general partner

By:	/s/ RICHARD C. ROCHON
Name:	Richard C. Rochon
Title:	President

COCONUT PALM CAPITAL INVESTORS II, INC.
By:	/s/ RICHARD C. ROCHON
Name:	Richard C. Rochon
Title:	President

/s/ RICHARD C. ROCHON
Richard C. Rochon

/s/ MARIO B. FERRARI
Mario B. Ferrari

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.	867017105	Page	9	of	9
EXHIBIT 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Joint Filing Agreement as an Exhibit to this Statement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
December 16, 2009

COCONUT PALM CAPITAL INVESTORS II, LTD.
By:	Coconut Palm Capital Investors II, Inc., as general partner

By:	/s/ RICHARD C. ROCHON
Name:	Richard C. Rochon
Title:	President

COCONUT PALM CAPITAL INVESTORS II, INC.
By:	/s/ RICHARD C. ROCHON
Name:	Richard C. Rochon
Title:	President

/s/ RICHARD C. ROCHON
Richard C. Rochon

/s/ MARIO B. FERRARI
Mario B. Ferrari